FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2012	.	By ……/s/…………… Toshihide Aoki ………
(Signature)*

Toshihide Aoki General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2012

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2012

April 25, 2012

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)		Three months ended March 31, 2012	Year ending December 31, 2012	Change(%)
Net sales	¥829,240	¥839,191	-	1.2	$10,112,683	¥3,900,000	+	9.6
Operating profit	82,679	82,502	+	0.2	1,008,280	450,000	+	19.0
Income before income taxes	92,724	82,032	+	13.0	1,130,780	460,000	+	22.8
Net income attributable to Canon Inc.	¥61,538	¥55,462	+	11.0	$750,463	¥290,000	+	16.6

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥51.53	¥45.15	+	14.1	$0.63	¥244.31	+	19.5
- Diluted	51.53	45.14	+	14.2	0.63	-		-

	Actual
	As of March 31, 2012	As of December 31, 2011	Change(%)		As of March 31, 2012

Total assets	¥3,949,681	¥3,930,727	+	0.5	$48,166,841

Canon Inc. stockholders’ equity	¥2,556,380	¥2,551,132	+	0.2	$31,175,366

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 82 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 30, 2012, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2012 First Quarter in Review

Looking back at the global economy in the first quarter of 2012, in the United States, the economy showed positive signs of recovery as consumer confidence picked up slightly while the European economy recorded negative growth reflecting the impact of the debt crisis on the real economy. Growth in emerging economies, such as China and India, slowed down somewhat due to lagging exports and investment while within Japan, production activities recovered from the previous year’s earthquake in Japan and flooding in Thailand. The global economy as a whole realized moderate growth owing to a short-term alleviation of the downward risks related to the debt crisis in Europe and continued domestic demand in emerging economies.

As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for color multifunction devices (MFDs) continued to display growth, demand within the laser printer market cooled down mainly in Europe. With regard to the consumer products market, demand for digital single-lens reflex (SLR) cameras continued to realize robust growth in all regions. As for inkjet printers, although demand remained solid in emerging economies, sales overall declined due to product supply shortages and other factors. In the industry and others sector, although the market for semiconductor lithography equipment recorded solid growth, demand for equipment used to manufacture large-size liquid crystal display (LCD) panels remained sluggish.

The average values of the yen during the first quarter of the year were ¥79.72 to the U.S. dollar, a year-on-year appreciation of approximately ¥3, and ¥104.57 to the euro, a year-on-year appreciation of approximately ¥8.

Despite improvements in such factors as the downward risks of the global economy that were felt at the beginning of the year and the historically strong yen, the business environment remained harsh in the first quarter as business sentiment, mainly in Europe, worsened and the average values of the yen appreciated. Amid this environment, net sales totaled ¥829.2 billion (U.S.$10,113 million), a year-on-year decrease of just 1.2%, owing to Group-wide efforts to achieve sales growth. The gross profit ratio declined by 1.3 points from the year-ago period to 47.1%, mainly due to the effects of the strong yen and product mix, while gross profit totaled ¥390.9 billion (U.S.$4,767 million), a year-on-year decrease of 3.8%. Operating expenses decreased by 4.8% to ¥308.2 billion (U.S.$3,759 million), owing to efforts to thoroughly reduce spending by controlling expenses more efficiently. As a result, first-quarter operating profit increased by 0.2% to ¥82.7 billion (U.S.$1,008 million). Other income (deductions) achieved a turnaround of ¥10.5 billion (U.S.$128 million) owing to an improvement in foreign currency exchange losses, resulting in income before income taxes of ¥92.7 billion (U.S.$1,131 million), an increase of 13.0% from the year-ago period. With net income attributable to Canon Inc. increasing by 11.0% to ¥61.5 billion (U.S.$750 million) for the quarter, operating profit, income before income taxes and net income attributable to Canon Inc. have realized year-on-year increases for three consecutive quarters.

Basic net income attributable to Canon Inc. stockholders per share was ¥51.53 (U.S.$0.63), an increase of ¥6.38 (U.S.$0.08) compared with the corresponding quarter of the previous year.

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, amid the admirable sales performance of color MFDs led by the imageRUNNER ADVANCE C5000/C2000 series, sales volumes of both monochrome and color MFDs increased from the year-ago period. In addition, sales of imagePRESS C7010VPS-series color MFDs for production printing, machines that were jointly developed by Canon and Océ, gained momentum and contributed to increased unit sales of production printing devices. As for laser printers, deteriorating business sentiment along with channel inventory adjustment led to a temporary slowdown in demand mainly in Europe and the United States. Additionally, affected by the appreciation of the yen, sales for the business unit totaled ¥438.0 billion (U.S.$5,342 million), a decline of 8.9% year on year, while operating profit totaled ¥52.8 billion (U.S.$644 million), a decrease of 16.2%.

Within the Consumer Business Unit, unit sales of digital SLR cameras recorded significant growth for such products as the competitively priced EOS Digital Rebel T3i (EOS 600D) and the advanced-amateur-model EOS 5D Mark II and EOS 60D, driven by efforts to boost production and expand sales in response to heightened demand. The EOS 5D Mark III, which was released in March 2012, displayed robust growth and also contributed to increased sales. As for compact digital cameras, sales of four new ELPH (IXUS)-series and six new PowerShot-series models launched in February this year recorded healthy growth. With regard to inkjet printers, sales volumes declined as the effects of the previous year’s flooding in Thailand on production continued to be felt through February this year. Furthermore, the company successfully launched its Cinema EOS System lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, along with the new DreamLabo 5000, targeting the commercial photo printing market. As a result, sales for the Consumer Business Unit increased by 4.8% year on year to ¥303.5 billion (U.S.$3,701 million), while operating profit increased by 17.1% to ¥46.7 billion (U.S.$570 million).

In the Industry and Others Business Unit, i-line steppers recorded healthy sales thanks to active investment in semiconductor lithography equipment to produce digital semiconductor devices, which are used in smartphones. Unit sales of LCD lithography equipment, on the other hand, dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels, an area in which Canon is particularly strong. Additionally, sales of equipment used to manufacture organic LED (Light-Emitting Diode) panels increased owing to active investment by organic LED panel manufacturers. Consequently, sales for the segment totaled ¥109.8 billion (U.S.$1,339 million), an increase of 19.4%, while operating profit totaled ¥4.0 billion (U.S.$49 million), a decrease of 39.5% from the year-ago period.

Cash Flow

During the first quarter of 2012, cash flow from operating activities totaled ¥56.1 billion (U.S.$684 million), a decrease of ¥15.8 billion (U.S.$193 million) compared with the year-ago period, owing to the effects of the optimizing of inventory levels in accordance with the recovery in production. Due to increased capital investment relevant to production, cash flow from investing activities increased ¥31.4 billion (U.S.$382 million) year on year to ¥77.9 billion (U.S.$950 million). Accordingly, free cash flow totaled negative ¥21.8 billion (U.S.$266 million), a decrease of ¥47.2 billion (U.S.$575 million) from the previous year.

Cash flow from financing activities recorded an outlay of ¥131.3 billion (U.S.$1,601 million), mainly arising from the dividend payout and the repurchase of treasury stock. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥127.7 billion (U.S.$1,558 million) year on year to ¥645.5 billion (U.S.$7,872 million).

Outlook

As for the outlook in the second quarter onward, amid lingering uncertainty over the sovereign debt crisis in Europe, the global economy is expected to take considerable time before realizing a full recovery. The U.S. economy faces such downward risks as high unemployment and falling housing prices, whereas the European economy is projected to remain stagnant for the time being. Although growth in emerging economies, such as China and India, is expected to slow down somewhat, expanded domestic demand in these markets is expected to drive global economic growth. As for the Japanese economy, despite the challenging environment, growing reconstruction demand points to a strengthening recovery trend.

In the businesses in which Canon is involved, within the office equipment market, demand for such products as MFDs is projected to grow modestly while the laser printer market is expected to follow a path of recovery in the second half of the year. As for the consumer products market, demand for digital SLR cameras is anticipated to continue achieving robust growth worldwide while demand for compact digital cameras should grow mainly for high value-added models with high-definition screens or networking technology functions. Although demand for inkjet printers will remain solid in emerging economies, demand overall will likely remain at the same level as the previous year due to lingering concerns over declining business sentiment in Europe. In the industry and others market, while demand for semiconductor lithography equipment is expected to increase steadily for the time being, there is a growing sense of uncertainty regarding the outlook for the second half.

With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, despite the uncertain economic prospects, Canon anticipates exchange rates for the period of ¥80 to the U.S. dollar and ¥105 to the euro. Upon taking into consideration the abovementioned foreign exchange rate assumptions and the current economic forecasts, Canon projects full-year consolidated net sales of ¥3,900.0 billion (U.S.$47,561 million), a year-on-year increase of 9.6%; operating profit of ¥450.0 billion (U.S.$5,488 million), a year-on-year increase of 19.0%; income before income taxes of ¥460.0 billion (U.S.$5,610 million), a year-on-year increase of 22.8%; and net income attributable to Canon Inc. of ¥290.0 billion (U.S.$3,537 million), a year-on-year increase of 16.6%.

Consolidated Outlook

Fiscal year

	Millions of yen
	Year ending December 31, 2012		Change (B - A)	Year ended December 31, 2011	Change (%) (B - C) / C
	Previous Outlook (A)	Revised Outlook (B)		Results (C)
Net sales	¥3,750,000	¥3,900,000	¥150,000	¥3,557,433	+9.6%
Operating profit	390,000	450,000	60,000	378,071	+19.0%
Income before income taxes	390,000	460,000	70,000	374,524	+22.8%
Net income attributable to Canon Inc.	¥250,000	¥290,000	¥40,000	¥248,630	+16.6%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2012	As of December 31, 2011	Change	As of March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥645,484	¥773,227	¥(127,743)	$7,871,756
Short-term investments	131,587	125,517	6,070	1,604,720
Trade receivables, net	512,338	533,208	(20,870)	6,248,024
Inventories	553,864	476,704	77,160	6,754,439
Prepaid expenses and other current assets	277,320	244,649	32,671	3,381,951

Total current assets	2,120,593	2,153,305	(32,712)	25,860,890

Noncurrent receivables	16,238	16,772	(534)	198,024
Investments	57,705	51,790	5,915	703,720
Property, plant and equipment, net	1,222,826	1,190,836	31,990	14,912,512
Intangible assets, net	139,685	138,030	1,655	1,703,476
Other assets	392,634	379,994	12,640	4,788,219

Total assets	¥3,949,681	¥3,930,727	¥18,954	$48,166,841

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥11,303	¥8,343	¥2,960	$137,841
Trade payables	392,414	380,532	11,882	4,785,537
Accrued income taxes	43,532	45,900	(2,368)	530,878
Accrued expenses	298,759	299,422	(663)	3,643,402
Other current liabilities	155,709	159,651	(3,942)	1,898,891

Total current liabilities	901,717	893,848	7,869	10,996,549
Long-term debt, excluding current installments	3,237	3,368	(131)	39,476
Accrued pension and severance cost	255,907	249,604	6,303	3,120,817
Other noncurrent liabilities	74,231	70,240	3,991	905,255

Total liabilities	1,235,092	1,217,060	18,032	15,062,097

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,131,244
Additional paid-in capital	399,164	401,572	(2,408)	4,867,854
Legal reserve	59,923	59,004	919	730,768
Retained earnings	3,047,821	3,059,298	(11,477)	37,168,549
Accumulated other comprehensive income (loss)	(413,574)	(481,773)	68,199	(5,043,585)
Treasury stock, at cost	(711,716)	(661,731)	(49,985)	(8,679,464)

Total Canon Inc. stockholders’ equity	2,556,380	2,551,132	5,248	31,175,366

Noncontrolling interests	158,209	162,535	(4,326)	1,929,378

Total equity	2,714,589	2,713,667	922	33,104,744

Total liabilities and equity	¥3,949,681	¥3,930,727	¥18,954	$48,166,841

	Millions of yen			Thousands of U.S. dollars
	As of March 31, 2012	As of December 31, 2011		As of March 31, 2012
Notes:

1. Allowance for doubtful receivables	¥12,286	¥11,563		$149,829
2. Accumulated depreciation	2,081,622	2,038,682		25,385,634
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(310,511)	(378,863)		(3,786,720)
Net unrealized gains and losses on securities	4,802	1,003		58,561
Net gains and losses on derivative instruments	(3,954)	455		(48,220)
Pension liability adjustments	(103,911)	(104,368)		(1,267,206)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.    CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)		Three months ended March 31, 2012
Net sales	¥829,240	¥839,191	-	1.2	$10,112,683
Cost of sales	438,342	432,954			5,345,634

Gross profit	390,898	406,237	-	3.8	4,767,049
Operating expenses:
Selling, general and administrative expenses	236,188	253,640			2,880,342
Research and development expenses	72,031	70,095			878,427

	308,219	323,735			3,758,769

Operating profit	82,679	82,502	+	0.2	1,008,280
Other income (deductions):
Interest and dividend income	1,562	1,636			19,049
Interest expense	(109)	(438)			(1,329)
Other, net	8,592	(1,668)			104,780

	10,045	(470)			122,500

Income before income taxes	92,724	82,032	+	13.0	1,130,780

Income taxes	29,114	26,052			355,048

Consolidated net income	63,610	55,980			775,732
Less: Net income attributable to noncontrolling interests	2,072	518			25,269

Net income attributable to Canon Inc.	¥61,538	¥55,462	+	11.0	$750,463

Consolidated statements of comprehensive income
	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)		Three months ended March 31, 2012
Consolidated net income	¥63,610	¥55,980	+	13.6	$775,732
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	70,358	39,644			858,024
Net unrealized gains and losses on securities	3,997	292			48,744
Net gains and losses on derivative instruments	(4,375)	(1,440)			(53,354)
Pension liability adjustments	337	142			4,110

	70,317	38,638			857,524

Comprehensive income	133,927	94,618	+	41.5	1,633,256
Less: Comprehensive income attributable to noncontrolling interests	2,916	1,293			35,561

Comprehensive income attributable to Canon Inc.	¥131,011	¥93,325	+	40.4	$1,597,695

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.  DETAILS OF SALES

Sales by business unit	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)		Three months ended March 31, 2012
Office	¥438,039	¥480,862	-	8.9	$5,341,939
Consumer	303,476	289,621	+	4.8	3,700,927
Industry and Others	109,782	91,936	+	19.4	1,338,805
Eliminations	(22,057)	(23,228)		-	(268,988)

Total	¥829,240	¥839,191	-	1.2	$10,112,683

Sales by region	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)		Three months ended March 31, 2012
Japan	¥176,875	¥158,048	+	11.9	$2,157,012
Overseas:
Americas	210,348	216,534	-	2.9	2,565,220
Europe	244,453	279,953	-	12.7	2,981,134
Asia and Oceania	197,564	184,656	+	7.0	2,409,317

	652,365	681,143	-	4.2	7,955,671

Total	¥829,240	¥839,191	-	1.2	$10,112,683

Notes: 1. The primary products included in each of the segments are as follows:

Office business unit :	Office multifunction devices (MFDs) / Office copying machines / Personal-use copying machines / Laser MFDs /
Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers /
Document solution

Consumer business unit :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital camcorders / Inkjet printers / Large-format inkjet printers / Image scanners / Broadcast equipment / Calculators

Industry and Others business unit :	Semiconductor lithography equipment / LCD lithography equipment / Digital radiography systems /
Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED panel manufacturing equipment / Micromotors / Computers / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas :	United States of America, Canada, Latin America

Europe:	United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania :	China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.   CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Three months ended March 31, 2012
Cash flows from operating activities:
Consolidated net income	¥63,610	¥55,980	$775,732
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	59,873	61,728	730,159
Loss on disposal of fixed assets	5,699	1,421	69,500
Deferred income taxes	610	(1,335)	7,439
Decrease in trade receivables	50,816	88,409	619,707
Increase in inventories	(50,537)	(38,104)	(616,305)
Decrease in trade payables	(26,698)	(32,317)	(325,585)
Decrease in accrued income taxes	(3,353)	(32,926)	(40,890)
Decrease in accrued expenses	(12,808)	(8,880)	(156,195)
Increase (decrease) in accrued (prepaid) pension and severance cost	121	(616)	1,476
Other, net	(31,207)	(21,430)	(380,575)

Net cash provided by operating activities	56,126	71,930	684,463

Cash flows from investing activities:
Purchases of fixed assets	(77,271)	(50,310)	(942,329)
Proceeds from sale of fixed assets	768	401	9,366
Purchases of available-for-sale securities	(75)	(305)	(915)
Proceeds from sale and maturity of available-for-sale securities	105	1,148	1,280
Increase in time deposits, net	(583)	(8,614)	(7,110)
Acquisitions of subsidiaries, net of cash acquired	(704)	-	(8,585)
Purchases of other investments	(103)	(110)	(1,256)
Other, net	(12)	11,274	(146)

Net cash used in investing activities	(77,875)	(46,516)	(949,695)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	347	221	4,232
Repayments of long-term debt	(465)	(1,161)	(5,671)
Increase in short-term loans, net	1,873	8,292	22,841
Dividends paid	(72,092)	(79,850)	(879,171)
Repurchases of treasury stock, net	(49,992)	(8)	(609,659)
Other, net	(10,987)	(1,351)	(133,987)

Net cash used in financing activities	(131,316)	(73,857)	(1,601,415)

Effect of exchange rate changes on cash and cash equivalents	25,322	24,479	308,806

Net change in cash and cash equivalents	(127,743)	(23,964)	(1,557,841)
Cash and cash equivalents at beginning of period	773,227	840,579	9,429,597

Cash and cash equivalents at end of period	¥645,484	¥816,615	$7,871,756

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.  NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.  SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen				Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)		Three months ended March 31, 2012
Office
Net sales:
External customers	¥436,926	¥479,051	-	8.8	$5,328,366
Intersegment	1,113	1,811	-	38.5	13,573

Total	438,039	480,862	-	8.9	5,341,939

Operating cost and expenses	385,193	417,810	-	7.8	4,697,476

Operating profit	¥52,846	¥63,052	-	16.2	$644,463

Consumer
Net sales:
External customers	¥303,017	¥289,368	+	4.7	$3,695,329
Intersegment	459	253	+	81.4	5,598

Total	303,476	289,621	+	4.8	3,700,927

Operating cost and expenses	256,742	249,712	+	2.8	3,131,000

Operating profit	¥46,734	¥39,909	+	17.1	$569,927

Industry and Others
Net sales:
External customers	¥89,297	¥70,772	+	26.2	$1,088,988
Intersegment	20,485	21,164	-	3.2	249,817

Total	109,782	91,936	+	19.4	1,338,805

Operating cost and expenses	105,789	85,333	+	24.0	1,290,110

Operating profit	¥3,993	¥6,603	-	39.5	$48,695

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(22,057)	(23,228)		-	(268,988)

Total	(22,057)	(23,228)		-	(268,988)

Operating cost and expenses	(1,163)	3,834		-	(14,183)

Operating profit	¥(20,894)	¥(27,062)		-	$(254,805)

Consolidated
Net sales:
External customers	¥829,240	¥839,191	-	1.2	$10,112,683
Intersegment	-	-		-	-

Total	829,240	839,191	-	1.2	10,112,683

Operating cost and expenses	746,561	756,689	-	1.3	9,104,403

Operating profit	¥82,679	¥82,502	+	0.2	$1,008,280

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen			Thousands of U.S. dollars
	Three months ended March 31, 2012	Three months ended March 31, 2011	Change(%)	Three months ended March 31, 2012
Japan
Net sales:
External customers	¥209,215	¥177,476	+ 17.9	$2,551,402
Intersegment	460,173	442,932	+ 3.9	5,611,866

Total	669,388	620,408	+ 7.9	8,163,268

Operating cost and expenses	596,832	533,874	+ 11.8	7,278,439

Operating profit	¥72,556	¥86,534	- 16.2	$884,829

Americas
Net sales:
External customers	¥207,002	¥215,677	- 4.0	$2,524,415
Intersegment	5,218	3,113	+ 67.6	63,634

Total	212,220	218,790	- 3.0	2,588,049

Operating cost and expenses	207,988	217,745	- 4.5	2,536,439

Operating profit	¥4,232	¥1,045	+ 305.0	$51,610

Europe
Net sales:
External customers	¥244,036	¥277,713	- 12.1	$2,976,049
Intersegment	1,526	882	+ 73.0	18,610

Total	245,562	278,595	- 11.9	2,994,659

Operating cost and expenses	234,669	267,276	- 12.2	2,861,818

Operating profit	¥10,893	¥11,319	- 3.8	$132,841

Asia and Oceania
Net sales:
External customers	¥168,987	¥168,325	+ 0.4	$2,060,817
Intersegment	197,206	185,858	+ 6.1	2,404,951

Total	366,193	354,183	+ 3.4	4,465,768

Operating cost and expenses	345,344	339,907	+ 1.6	4,211,512

Operating profit	¥20,849	¥14,276	+ 46.0	$254,256

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(664,123)	(632,785)	-	(8,099,061)

Total	(664,123)	(632,785)	-	(8,099,061)

Operating cost and expenses	(638,272)	(602,113)	-	(7,783,805)

Operating profit	¥(25,851)	¥(30,672)	-	$(315,256)

Consolidated
Net sales:
External customers	¥829,240	¥839,191	- 1.2	$10,112,683
Intersegment	-	-	-	-

Total	829,240	839,191	- 1.2	10,112,683

Operating cost and expenses	746,561	756,689	- 1.3	9,104,403

Operating profit	¥82,679	¥82,502	+ 0.2	$1,008,280

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.  SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

      None.

8.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	March 31, 2012	December 31, 2011	Change
Subsidiaries	285	277	8
Affiliates	10	11	(1)
Total	295	288	7

2.	Change in Group Entities

Subsidiaries
Addition:	11 companies
Removal:	3 companies

Affiliates(Carried at Equity Basis)
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

April 25, 2012

CONSOLIDATED FINANCIAL RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2012

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2012		2011		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Japan
Office	92,531	-	91,059	362,528	+1.6%	-
Consumer	42,348	-	38,632	187,397	+9.6%	-
Industry and Others	41,996	-	28,357	144,525	+48.1%	-
Total	176,875	793,800	158,048	694,450	+11.9%	+14.3%
Overseas
Office	344,395	-	387,992	1,549,584	-11.2%	-
Consumer	260,669	-	250,736	1,123,626	+4.0%	-
Industry and Others	47,301	-	42,415	189,773	+11.5%	-
Total	652,365	3,106,200	681,143	2,862,983	-4.2%	+8.5%
Americas
Office	125,721	-	142,410	588,190	-11.7%	-
Consumer	73,537	-	66,136	335,158	+11.2%	-
Industry and Others	11,090	-	7,988	38,607	+38.8%	-
Total	210,348	1,019,300	216,534	961,955	-2.9%	+6.0%
Europe
Office	151,581	-	182,180	696,239	-16.8%	-
Consumer	87,458	-	89,751	391,747	-2.6%	-
Industry and Others	5,414	-	8,022	25,079	-32.5%	-
Total	244,453	1,129,200	279,953	1,113,065	-12.7%	+1.4%
Asia and Oceania
Office	67,093	-	63,402	265,155	+5.8%	-
Consumer	99,674	-	94,849	396,721	+5.1%	-
Industry and Others	30,797	-	26,405	126,087	+16.6%	-
Total	197,564	957,700	184,656	787,963	+7.0%	+21.5%
Intersegment
Office	1,113	-	1,811	5,831	-38.5%	-
Consumer	459	-	253	1,021	+81.4%	-
Industry and Others	20,485	-	21,164	86,565	-3.2%	-
Eliminations	(22,057)	-	(23,228)	(93,417)	-	-
Total	0	0	0	0	-	-
Total
Office	438,039	1,938,600	480,862	1,917,943	-8.9%	+1.1%
Consumer	303,476	1,580,100	289,621	1,312,044	+4.8%	+20.4%
Industry and Others	109,782	466,100	91,936	420,863	+19.4%	+10.7%
Eliminations	(22,057)	(84,800)	(23,228)	(93,417)	-	-
Total	829,240	3,900,000	839,191	3,557,433	-1.2%	+9.6%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2012		2011		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Office
External customers	436,926	1,934,700	479,051	1,912,112	-8.8%	+1.2%
Intersegment	1,113	3,900	1,811	5,831	-38.5%	-33.1%
Total sales	438,039	1,938,600	480,862	1,917,943	-8.9%	+1.1%
Operating profit	52,846	242,900	63,052	259,265	-16.2%	-6.3%
% of sales	12.1%	12.5%	13.1%	13.5%	-	-
Consumer
External customers	303,017	1,578,300	289,368	1,311,023	+4.7%	+20.4%
Intersegment	459	1,800	253	1,021	+81.4%	+76.3%
Total sales	303,476	1,580,100	289,621	1,312,044	+4.8%	+20.4%
Operating profit	46,734	290,400	39,909	211,294	+17.1%	+37.4%
% of sales	15.4%	18.4%	13.8%	16.1%	-	-
Industry and Others
External customers	89,297	387,000	70,772	334,298	+26.2%	+15.8%
Intersegment	20,485	79,100	21,164	86,565	-3.2%	-8.6%
Total sales	109,782	466,100	91,936	420,863	+19.4%	+10.7%
Operating profit	3,993	13,400	6,603	24,300	-39.5%	-44.9%
% of sales	3.6%	2.9%	7.2%	5.8%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(22,057)	(84,800)	(23,228)	(93,417)	-	-
Total sales	(22,057)	(84,800)	(23,228)	(93,417)	-	-
Operating profit	(20,894)	(96,700)	(27,062)	(116,788)	-	-
Consolidated
External customers	829,240	3,900,000	839,191	3,557,433	-1.2%	+9.6%
Intersegment	-	-	-	-	-	-
Total sales	829,240	3,900,000	839,191	3,557,433	-1.2%	+9.6%
Operating profit	82,679	450,000	82,502	378,071	+0.2%	+19.0%
% of sales	10.0%	11.5%	9.8%	10.6%	-	-
					(P)=Projection

3. OTHER INCOME / DEDUCTIONS					(Millions of yen)
	2012		2011		Change year over year
	1st quarter	Year (P)	1st quarter	Year	1st quarter	Year
Interest and dividend, net	1,453	5,500	1,198	7,444	+255	(1,944)
Forex gain / loss	9,307	6,200	2,893	(3,287)	+6,414	+9,487
Equity earnings / loss of affiliated companies	465	1,300	(2,878)	(7,368)	+3,343	+8,668
Other, net	(1,180)	(3,000)	(1,683)	(336)	+503	(2,664)
Total	10,045	10,000	(470)	(3,547)	+10,515	+13,547
					(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2012		2011
	1st quarter	Year (P)	1st quarter	Year
Office
Monochrome copiers	16%	15%	15%	15%
Color copiers	19%	19%	17%	17%
Other printing devices	45%	44%	48%	48%
Others	20%	22%	20%	20%
Consumer
Cameras	70%	72%	69%	71%
Inkjet printers	21%	21%	26%	24%
Others	9%	7%	5%	5%
Industry and Others
Lithography equipment	17%	16%	20%	19%
Others	83%	84%	80%	81%
				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2012
	1st quarter	Year(P)
Office
Japan	+1.6%	-
Overseas	-6.8%	-
Total	-5.3%	+2.6%
Consumer
Japan	+9.6%	-
Overseas	+8.0%	-
Total	+8.3%	+21.5%
Industry and Others
Japan	+48.1%	-
Overseas	+13.3%	-
Total	+20.2%	+10.9%
Total
Japan	+11.9%	+14.3%
Overseas	-0.1%	+10.0%
Americas	+0.8%	+6.1%
Europe	-6.4%	+6.1%
Asia and Oceania	+8.5%	+20.4%
Total	+2.2%	+10.9%
		(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2012		2011
	1st quarter	Year (P)	1st quarter	Year
ROE *1	9.6%	11.1%	8.4%	9.6%
ROA *2	6.2%	7.2%	5.6%	6.3%
			(P)=Projection

*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen	)
	2012			2011
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year
Yen/US$	79.72	80.00	79.94	82.28	79.55
Yen/Euro	104.57	105.00	104.91	112.86	110.72
				(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)
	2012
	1st quarter	Year (P)
US$	(4.7)	+14.4
Euro	(18.4)	(59.1)
Other currencies	+0.4	+8.4
Total	(22.7)	(36.3)
	(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2012
	2nd-4th quarter (P)
On sales
US$	15.7
Euro	8.9
On operating profit
US$	7.8
Euro	4.8
	(P)=Projection

8. STATEMENTS OF CASH FLOWS			(Millions of yen)
	2012		2011
	1st quarter	Year (P)	1st quarter	Year
Net cash provided by operating activities	56,126	560,000	71,930	469,562
Net cash used in investing activities	(77,875)	(370,000)	(46,516)	(256,543)
Free cash flow	(21,749)	190,000	25,414	213,019
Net cash used in financing activities	(131,316)	(203,200)	(73,857)	(257,513)
Effect of exchange rate changes on cash and cash equivalents	25,322	10,000	24,479	(22,858)
Net change in cash and cash equivalents	(127,743)	(3,200)	(23,964)	(67,352)
Cash and cash equivalents at end of period	645,484	770,000	816,615	773,227
			(P)=Projection

-S4-

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2012		2011
	1st quarter	Year (P)	1st quarter	Year
Office	23,299	-	23,997	103,378
Consumer	19,872	-	18,835	82,731
Industry and Others	6,220	-	5,080	27,061
Corporate and Eliminations	22,640	-	22,183	94,630
Total	72,031	315,000	70,095	307,800
% of sales	8.7%	8.1%	8.4%	8.7%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2012		2011
	1st quarter	Year (P)	1st quarter	Year
Increase in PP&E	73,664	300,000	43,694	226,869
Depreciation and amortization	59,873	265,000	61,728	261,343
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2012	2011	Difference
	Mar.31	Dec.31
Office	221,081	207,690	+13,391
Consumer	206,113	148,954	+57,159
Industry and Others	126,670	120,060	+6,610
Total	553,864	476,704	+77,160

(2) Inventories/Sales*			(Days)
	2012	2011	Difference
	Mar.31	Dec.31
Office	44	39	+5
Consumer	55	38	+17
Industry and Others	127	115	+12
Total	56	46	+10
*Index based on the previous six months sales.

12. DEBT RATIO
	2012	2011	Difference
	Mar.31	Dec.31
Total debt / Total assets	0.4%	0.3%	+0.1%

13. OVERSEAS PRODUCTION RATIO
	2012	2011
	1st quarter	Year
Overseas production ratio	52%	52%

14. NUMBER OF EMPLOYEES
	2012	2011	Difference
	Mar.31	Dec.31
Japan	69,794	70,346	(552)
Overseas	132,165	127,961	+4,204
Total	201,959	198,307	+3,652

- S5 -